SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AIRXPANDERS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Frank Grillo

President and Chief Executive Officer

AirXpanders, Inc.

3047 Orchard Parkway

San Jose, California 95134

Telephone: (650) 390-9000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Weeks
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,934,405	$234.45

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,754,025 shares of common stock of AirXpanders, Inc. having an aggregate value of approximately $1.9 million as of November 6, 2018 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$234.45
Form or Registration No.:	005-90041
Filing party:	AirXpanders, Inc.
Date filed:	November 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an Offer to Exchange Eligible Options for New Options dated November 7, 2017 (the “Offer”) by AirXpanders, Inc., a Delaware corporation (“AirXpanders” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) by the Company on November 7, 2018.

This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO, as amended, remain unchanged. All terms used herein have the same meaning as in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 7, 2018, filed with the SEC as Exhibit (a)(1)(A) to the Exchange Offer.

Item 4. Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO, as amended, is hereby amended and supplemented to add the following information:

The Offer expired at 9:00 p.m., Pacific Time, on Thursday, December 6, 2018. Pursuant to the Offer, as of the expiration of the Offer, 65 Eligible Holders tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 2,714,025 shares of the Company’s Common Stock, representing approximately 98.5% of the total shares of the Common Stock underlying the Eligible Options held by Eligible Holders. On December 7, 2018, following the expiration of the Offer, the Company granted New Options to purchase 2,714,025 shares of the COmpany's Common Stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted pursuant to the Offer was $0.07 per share, which is equal to the closing sales price of a share of our common stock as reported on ASX on December 7, 2018. The closing sales price of a share of our common stock was determined from the closing price of a CDI on ASX and adjusted to account for the conversion of CDIs into shares of common stock and converted into U.S. dollars based on the prevailing exchange rate. The vesting terms of the New Options are described in detail in the Offer Summary.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

AIRXPANDERS, INC.

/s/ Scott Murcray
Scott Murcray
Chief Operating Office and Chief Financial Officer (Duly Authorized Officer)

Date: December 7, 2018